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Exhibit 12

THE HERTZ CORPORATION AND SUBSIDIARIES
COMPUTATION OF CONSOLIDATED RATIO OF EARNINGS
TO FIXED CHARGES (UNAUDITED)
(In Millions of Dollars Except Ratios)

	Years ended December 31,
	2011	2010	2009		2008	2007
Income (loss) before income taxes	$373.9	$32.3	$(150.1)		$(1,416.6)	$384.5
Interest expense	650.3	726.5	653.7		870.5	917.0
Portion of rent estimated to represent the interest factor	146.1	141.9	149.9		155.7	165.1

Earnings (loss) before income taxes and fixed charges	$1,170.3	$900.7	$653.5		$(390.4)	$1,466.6

Interest expense (including capitalized interest)	$652.4	$727.4	$654.9		$873.3	$921.9
Portion of rent estimated to represent the interest factor	146.1	141.9	149.9		155.7	165.1

Fixed charges	$798.5	$869.3	$804.8		$1,029.0	$1,087.0

Ratio of earnings to fixed charges	1.5	1.0	(a	)	(a )	1.3

(a)
Earnings (loss) before income taxes and fixed charges for the years ended December 31, 2009 and 2008 were inadequate to cover fixed charges for the period by $151.3 million and $1,419.4 million, respectively.

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  Exhibit 12